UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Amendment No. 7

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Data Domain, Inc.

(Name of Subject Company (Issuer))

Envoy Merger Corporation

and

EMC Corporation

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Paul T. Dacier, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$2,245,672,600.50	$125,308.53

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 67,035,003 shares of common stock, par value $0.0001 per share, of Data Domain, Inc., consisting of: (a) 61,539,064 shares of common stock issued and outstanding and (b) 5,495,939 shares of common stock issuable on or before expiration of the offer upon the exercise of vested stock options, and (ii) the tender offer price of $33.50 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$112,216.60	Filing Party:	Envoy Merger Corporation and EMC Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	June 2, 2009
Amount Previously Paid:	$13,091.93	Filing Party:	Envoy Merger Corporation and EMC Corporation
Form or Registration No.:	Schedule TO-T/A	Date Filed:	July 6, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

23767P109

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 2, 2009, as amended on June 3, 2009, June 9, 2009, June 15, 2009, June 17, 2009, June 26, 2009 and July 6, 2009 (the “Schedule TO”) by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC, relating to the offer by Purchaser, to purchase all outstanding shares of common stock, par value $0.0001 per share, of Data Domain, Inc., a Delaware corporation (“Data Domain”), at a price of $33.50 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009 and annexed to and filed as Exhibit (a)(1)(i) to the Schedule TO, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal.

The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 7. All capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1 through 9, and Item 11.

On July 8, 2009, Data Domain announced that EMC, Purchaser and Data Domain had entered into an Agreement and Plan of Merger, dated July 8, 2009 (the “Executed EMC Merger Agreement”), that the Data Domain Board had unanimously determined that the Executed EMC Merger Agreement and the terms of the Offer are advisable, fair to and in the best interests of Data Domain and its stockholders, and recommends that Data Domain stockholders tender their Shares to EMC pursuant to the Offer, and that concurrently with entering into the Executed EMC Merger Agreement, Data Domain terminated the NetApp Merger Agreement pursuant to its terms. Also on July 8, 2009, EMC issued a press release relating to the entry into the Executed EMC Merger Agreement. The full text of the press release issued by EMC on July 8, 2009 announcing the entry into the Executed EMC Merger Agreement is filed herewith as Exhibit (a)(1)(xviii). The full text of the Executed EMC Merger Agreement is filed herewith as Exhibit (d)(1)(iii).

All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to the “EMC Merger Agreement” are hereby amended and restated to refer to “Executed EMC Merger Agreement”, which is the definitive merger agreement entered into between EMC, Purchaser and Data Domain on July 8, 2009.

As a result of the termination of the NetApp Merger Agreement and the execution by Data Domain of the Executed EMC Merger Agreement, the Merger Agreement Condition to the Offer was satisfied. Furthermore, Data Domain has notified EMC that as of July 8, 2009, the Section 203 Condition was satisfied. As such, immediately following all references in the Offer to Purchase to the Merger Agreement Condition or the Section 203 Condition, the following shall be inserted “(which condition was satisfied on July 8, 2009)”.

The Offer to Purchase is further amended as follows:

The second paragraph in the cover page to the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 8, 2009, AMONG PURCHASER, EMC AND DATA DOMAIN (THE ‘EXECUTED EMC MERGER AGREEMENT’), PURSUANT TO WHICH, AFTER THE COMPLETION OF THE OFFER AND SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, PURCHASER WILL BE MERGED WITH AND INTO DATA DOMAIN AND DATA DOMAIN WILL BE THE SURVIVING CORPORATION (THE ‘MERGER’).

“THE DATA DOMAIN BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE EXECUTED EMC MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE DATA DOMAIN STOCKHOLDERS. THE DATA DOMAIN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE DATA DOMAIN STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.”

The answer to the eighth question “How does the offer relate to the announced merger between Data Domain and NetApp, Inc.?” in the “Summary Term Sheet” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“On May 20, 2009 Data Domain and NetApp, Inc. (‘NetApp’) announced that they had entered into an agreement and plan of merger pursuant to which NetApp would acquire Data Domain through its wholly owned subsidiary Kentucky Merger Sub One Corporation. In response to our revised offer of July 6, 2009, Data Domain terminated its agreement with NetApp and entered into a definitive agreement and plan of merger with us. The Data Domain Board of Directors also unanimously recommended that Data Domain stockholders tender their shares into our offer. See The Offer – Section 11 – ‘Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain’ – ‘Background of the Offer’.”

The answer to the ninth question “What does the Board of Directors of Data Domain think of the Offer?” in the “Summary Term Sheet” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“The Data Domain Board of Directors has unanimously approved the agreement and plan of merger entered into among Data Domain, EMC and us. Pursuant to the terms of that agreement, after the completion of the offer and satisfaction or waiver of certain conditions, we will be merged with and into Data Domain and Data Domain will be the surviving corporation and will be a wholly owned subsidiary of EMC. The Data Domain Board of Directors has unanimously approved our offer and the merger and determined that our offer and the merger are advisable and fair to, and in the best interests of, Data Domain’s stockholders. The Data Domain Board of Directors unanimously recommends that Data Domain stockholders accept the Offer and tender their Shares pursuant to the Offer. See ‘Introduction’, The Offer – Section 11 – ‘Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain’ – ‘Background of the Offer’ and Data Domain’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission in connection with the Offer.”

The answer to the tenth question “Have you held discussions with Data Domain regarding the offer?” is hereby deleted in its entirety and replaced with the following.

“On July 6, 2009, along with a letter outlining the Offer that EMC sent Aneel Bhusri, Chairman of the Data Domain Board of Directors, EMC and Purchaser executed and delivered a revised agreement and plan of merger to Data Domain which reflected the increased offer price and eliminated all deal protection provisions that could impede the maximization of stockholder value, including the no solicitation section and the break up fee obligation previously contained in both the NetApp Merger Agreement and the original agreement proposed by us. Subsequent to our revised offer of July 6, 2009, Data Domain entered into a definitive merger agreement with us, a copy of which is filed as an exhibit to Amendment No. 7 of our Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on July 9, 2009 and terminated its agreement and plan of merger with NetApp on July 8, 2009. See ‘Introduction’, The Offer – Section 1 – ‘Terms of the Offer’ and The Offer – Section 11 – ‘Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain’.”

The second sentence in the answer to the eleventh question “How long do I have to decide whether to tender in the offer?” is hereby deleted in its entirety and replaced with the following.

“The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, July 17, 2009.”

The following is hereby inserted after the second paragraph in “Introduction” of the Offer to Purchase:

“On July 8, 2009, Data Domain, Purchaser and EMC entered into the Executed EMC Merger Agreement (as defined in Section 11 – ‘Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain’ – ‘The Executed EMC Merger Agreement’). The Data Domain Board (as defined below) has unanimously approved the Executed EMC Merger Agreement, the Offer and the Merger (as defined in Section 11 – ‘Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain’ – ‘The Executed EMC Merger Agreement’) and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, Data Domain stockholders. The Data Domain Board unanimously recommends that Data Domain stockholders accept the Offer and tender their Shares pursuant to the Offer.”

The fourth paragraph (after giving effect to the insertion above) in “Introduction” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“According to Data Domain, as of July 7, 2009, there were 62,950,170 Shares outstanding and 12,904,568 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options. Based on the foregoing, Purchaser believes that the Minimum Tender Condition would be satisfied if 37,927,370 Shares are either validly tendered and not withdrawn prior to expiration of the Offer (not including Shares tendered pursuant to procedures for guaranteed delivery) or otherwise beneficially owned by EMC. EMC beneficially owns 2,534,697 Shares representing approximately 4.0% of the outstanding Shares.”

The tenth paragraph (after giving effect to the insertion above) of “Introduction” of the Offer to Purchase is hereby deleted in its entirety.

The first sentence of the ninth paragraph (after giving effect to the deletion above) in “Introduction” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“According to Data Domain, Data Domain has never paid a cash dividend on the Shares.”

The third and fourth paragraphs in Section 1 – “Terms of the Offer” of the Offer to Purchase are hereby deleted in their entirety and replaced with the following:

“Subject to any applicable rules and regulations of the Securities and Exchange Commission (the ‘SEC’) and the Executed EMC Merger Agreement, Purchaser expressly reserves the right (but will not be obligated), in its reasonable discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.”

The fifth and sixth paragraphs (after giving effect to the modifications above) in Section 1 – “Terms of the Offer” of the Offer to Purchase are hereby deleted in their entirety and replaced with the following:

“Pursuant to the terms of the Executed EMC Merger Agreement, Purchaser may not, without the prior written consent of Data Domain (i) decrease the Offer price or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) amend or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer described in Section 14 – “Conditions of the Offer”, (v) modify those conditions in a manner adverse to the holders of Shares, (vi) extend the Offer, except as required or permitted by the terms of the proposed merger agreement or (vii) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares. Further, Purchaser is required to extend the Offer for one or more periods determined by Purchaser of up to 20 business days per extension if, (i) at any scheduled expiration of the Offer and prior to December 31, 2009 (the ‘Termination Date’), all of the conditions to the Offer have been satisfied or waived other than the condition set forth in paragraph (ii) of Section 14 – “Conditions of the Offer”; (ii) at any scheduled expiration of the Offer, Data Domain has breached any of its representations, warranties, covenants or agreements contained in the Executed EMC Merger Agreement causing a condition to the Offer to not be satisfied, but such breach can be or has been cured within 30 days after the giving of written notice to Data Domain of such breach and other than such breach, all other conditions to the Offer have been satisfied or waived; or (iii) required by any Law (as defined in the Executed EMC Merger Agreement), rule, regulation, interpretation or position of the SEC or the staff thereof or The NASDAQ Global Select Market applicable to the Offer.

“In any event, pursuant to the terms of the Executed EMC Merger Agreement, Purchaser is not required to extend the Offer at any time when Purchaser is permitted to terminate the Executed EMC Merger Agreement.”

The first sentence of the second paragraph in Section 6 – “Price Range of Shares; Dividends” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“According to Data Domain, Data Domain has never paid a cash dividend on the Shares.”

The fifth paragraph in Section 9 – “Certain Information Concerning Purchaser and EMC” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“EMC beneficially owns 2,534,697 Shares. According to Data Domain, as of July 7, 2009, there were 62,950,170 Shares outstanding and 12,904,568 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options. Based on the foregoing, the Shares that EMC beneficially owns represent approximately 4.0% of the outstanding Shares.”

The following is hereby inserted after the fourth paragraph after the text of the June 1, 2009 letter from Mr. Tucci to Mr. Slootman in “Background of the Offer” in Section 11 – “Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase:

“On June 15, 2009, after the filing of its Schedule 14D-9, Data Domain was notified that the Police & Fire Retirement System of the City of Detroit (‘PFRS Detroit’) filed a lawsuit in Delaware Chancery Court against the Data Domain Board and NetApp alleging that the Data Domain Board breached its fiduciary duties in connection with the proposed merger contemplated by the NetApp Merger Agreement and that NetApp aided and abetted such breach. PFRS Detroit seeks unspecified damages, preliminary and permanent injunctive relief against the proposed merger contemplated by the NetApp Merger Agreement, and costs and attorneys’ fees. Data Domain was served with the complaint on June 16, 2009.”

The following is hereby inserted after the sixth paragraph (after giving effect to the above insertion) after the text of the June 1, 2009 letter from Mr. Tucci to Mr. Slootman in “Background of the Offer” in Section 11 – “Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase:

“On June 22, 2009, David Kluger filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against the Data Domain Board, Data Domain, NetApp and two NetApp subsidiaries alleging that the Data Domain Board breached its fiduciary duties in connection with the NetApp Merger Agreement and that Data Domain and NetApp aided and abetted such breach. Mr. Kluger seeks, on behalf of an alleged class of Data Domain stockholders, unspecified damages and other monetary relief, preliminary and permanent injunctive relief against the proposed merger contemplated by the NetApp Merger Agreement, and costs and attorneys’ fees.

“On June 26, 2009, the Delaware Chancery Court granted PFRS Detroit’s motion for expedited proceedings, scheduling a hearing on PFRS Detroit’s motion for a preliminary injunction of the proposed merger contemplated by the NetApp Merger Agreement for 10:00 a.m. on August 13, 2009.”

The following is hereby inserted after the final paragraph in “Background of the Offer” and before “The Executed EMC Merger Agreement”, in Section 11 – “Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase:

“On July 8, 2009, the Data Domain Board unanimously approved the Executed EMC Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, Data Domain stockholders. The Data Domain Board determined (after consultation with its financial advisor and outside legal counsel) that the Offer constitutes a ‘superior proposal’ (as defined in the NetApp Merger Agreement) and the Data Domain Board determined (after consultation with its financial advisor and outside legal counsel) that, in light of the ‘superior proposal’, the failure to terminate the NetApp Merger Agreement is reasonably likely to be a breach of its fiduciary duties to the Data Domain stockholders under Delaware Law. Data Domain executed the Executed EMC Merger Agreement on July 8, 2009. Concurrently with its execution of the Executed EMC Merger Agreement, Data Domain terminated the NetApp Merger Agreement.

“Following the adjournment of the meeting of the Data Domain Board on July 8, 2009, Data Domain signed the Executed EMC Merger Agreement, notified NetApp of the termination of the NetApp Merger Agreement and paid the $57 million termination fee.

“On July 8, 2009, Data Domain and EMC each issued a press release announcing the execution of the Executed EMC Merger Agreement. A copy of EMC’s press release is filed as an exhibit to Amendment No. 7 of the Tender Offer Statement on Schedule TO filed by EMC and Purchaser with the SEC on July 9, 2009 and is incorporated herein by reference.

“On July 9, 2009, PFRS Detroit advised the Delaware Chancery Court that it would not file a motion for a preliminary injunction and the hearing tentatively set for 10:00 a.m. on August 13, 2009 was vacated.

“Also on July 9, 2009, Data Domain filed an amended and restated Solicitation/Recommendation on Schedule 14D-9 with the SEC in which the Data Domain Board unanimously recommended that Data Domain stockholders accept the Offer and tender their Shares pursuant to the Offer.”

The Section entitled “The Executed EMC Merger Agreement” in Section 11 – “Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“The Executed EMC Merger Agreement. In connection with increasing the Offer price, EMC delivered to Data Domain, together with the July 6, 2009 letter to Mr. Bhusri, a proposed agreement and plan of merger, signed by EMC and Purchaser, reflecting the increased Offer price and the elimination of all deal protection provisions that could impede the maximization of stockholder value, including the no solicitation section and the break up fee obligation, which Data Domain executed and delivered to EMC and Purchaser on July 8, 2009 (the ‘Executed EMC Merger Agreement’).

“This section of the Offer to Purchase describes certain provisions of the Executed EMC Merger Agreement but does not purport to describe all of the terms of the Executed EMC Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Executed EMC Merger Agreement, which is filed as an exhibit to Amendment No. 7 of the Tender Offer Statement on Schedule TO filed by EMC and Purchaser on July 9, 2009 and is incorporated herein by reference. You are urged to read the full text of the Executed EMC Merger Agreement because it is the legal document that governs the Offer and the Merger. The Executed EMC Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9 – ‘Certain Information Concerning Purchaser and EMC – Additional Information’. In reviewing the Executed EMC Merger Agreement, please remember that the Executed EMC Merger Agreement is included to provide Data Domain stockholders with information regarding its terms and is not intended to provide any other factual or disclosure information about EMC, Purchaser or Data Domain. The Executed EMC Merger Agreement contains representations and warranties by each of the parties to the Executed EMC Merger Agreement. These representations and warranties have been made solely for the benefit of the other parties to the

Executed EMC Merger Agreement and: (a) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (b) have been qualified by disclosures that were made to the other party in connection with the execution of the Executed EMC Merger Agreement, which disclosures are not necessarily reflected in the Executed EMC Merger Agreement; (c) may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and (d) were made only as of the date of the Executed EMC Merger Agreement or such other date or dates as may be specified in the Executed EMC Merger Agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about EMC may be found elsewhere in the Schedule TO and EMC’s other public filings, which may be obtained in the manner set forth in Section 9 – ‘Certain Information Concerning Purchaser and EMC – Additional Information’.

“The Executed EMC Merger Agreement provides that following the satisfaction or waiver of the conditions described below under ‘Conditions to the Merger’, Purchaser will be merged with and into Data Domain (the ‘Merger’), and each then-outstanding Share (other than Shares owned directly by EMC, Purchaser or Data Domain in treasury, or the Shares that are held by stockholders, in each case, if any, who are entitled to and who properly exercise appraisal rights under Delaware Law) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest thereon.

“The Offer. The Executed EMC Merger Agreement provides that the Offer be conducted on the terms and subject to the conditions described in Section 1 – ‘Terms of the Offer’ and Section 14 – ‘Conditions of the Offer’.

“The Executed EMC Merger Agreement requires that Purchaser amend the Offer to reflect entry into the Executed EMC Merger Agreement and that the expiration of the Offer be no sooner than the tenth business day following such amendment. The Executed EMC Merger Agreement further requires that Data Domain file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that complies in all material respects with the provisions of the Exchange Act and all other applicable law.

“Recommendation. Under the terms of the Executed EMC Merger Agreement, Data Domain has represented to EMC and Purchaser in the Executed EMC Merger Agreement that the Data Domain Board has (a) determined that the Executed EMC Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, Data Domain and its stockholders, (b) adopted and approved the Executed EMC Merger Agreement, including the ‘agreement of merger’ (as such term is used in Delaware Law) contained therein, and (c) resolved to recommend that Data Domain’s stockholders accept the Offer and adopt the ‘agreement of merger’ set forth in the Executed EMC Merger Agreement.

“Vote Required to Adopt Merger. Delaware Law requires, among other things, that any plan of merger or consolidation of Data Domain must be, if the “short-form” merger procedure described below is not available, approved by the Data Domain Board and adopted by the holders of Data Domain’s outstanding voting securities. The Data Domain Board has approved the Executed EMC Merger Agreement, the Offer and the Merger. However, Data Domain’s stockholders have not yet adopted the Executed EMC Merger Agreement, as required if such “short-form” merger procedure is not available. Under Delaware Law, if stockholder adoption of the Executed EMC Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the outstanding Shares. If Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the outstanding Shares (which would be the case if the Minimum Tender Condition were satisfied and Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of Data Domain.

“Pursuant to the Executed EMC Merger Agreement, unless EMC and Purchaser effect a short-form merger pursuant to Delaware Law, Data Domain shall hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the Executed EMC Merger Agreement. At the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by EMC or Purchaser or any of their respective controlled affiliates will be voted in favor of the Merger.

“Delaware Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without the approval of the stockholders of the parent or the subsidiary. Accordingly, if, as a result of the Offer or otherwise, Purchaser owns at least 90% of the outstanding Shares, Purchaser could effect the Merger without prior notice to, or any action by, any other stockholder of Data Domain. The Executed EMC Merger Agreement provides that, if following consummation of the Offer or any subsequent offering period EMC, Purchaser or any other subsidiary of EMC holds at least 90% of the outstanding shares of each class of capital stock of Data Domain, each of EMC, Purchaser and Data Domain will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger without action of the stockholders of Data Domain.

“Representations and Warranties. The Executed EMC Merger Agreement includes customary representations and warranties of Data Domain to EMC and Purchaser with respect to, among other matters, its organization and standing, corporate approvals, non-contravention, required consents, capitalization, subsidiaries, public filings, financial statements and controls, no undisclosed liabilities, absence of certain changes (including no material adverse effect on Data Domain), compliance with laws and orders, permits, litigation, material contracts, taxes, employee benefits, labor intellectual property, insurance and certain compensation matters. Each of EMC and Purchaser have made customary representations and warranties to Data Domain in the Executed EMC Merger Agreement with respect to, among other matters, organization and standing, corporate approvals, non-contravention, required consents, capitalization, public filings, financial statements, no undisclosed liabilities, litigation and financing.

“Conditions to the Merger. The Executed EMC Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) if required by applicable law, the Executed EMC Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (ii) no Governmental Authority (as defined in the Executed EMC Merger Agreement) shall have (a) enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger or the transactions contemplated by the Executed EMC Merger Agreement any Law (as defined in the Executed EMC Merger Agreement) that is in effect and has the effect of making the Merger illegal, or which has the effect of prohibiting or otherwise preventing the Merger, or (b) issued or granted, or threatened to issue or grant, any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any person or its property under applicable Laws (whether temporary, preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Merger illegal or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the Merger; (iii) there shall not be pending, nor shall any Governmental Authority have notified EMC or Data Domain of its intent to commence, any suit, action or proceeding by any Governmental Authority of competent jurisdiction against EMC, Purchaser, Data Domain or any of their respective subsidiaries (a) seeking to restrain or prohibit the consummation of the Merger or the performance of any of the other transactions contemplated by the Executed EMC Merger Agreement or (b) seeking to prohibit or impose any limitations on the ownership or operation by EMC (or any of its subsidiaries) of all or any portion of the businesses or assets of Data Domain or any of its subsidiaries, or to compel EMC, Data Domain or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Data Domain or any of its subsidiaries; and (iv) Purchaser (or EMC on Purchaser’s behalf) shall have previously accepted for payment and paid for Shares pursuant to the Offer and not withdrawn.

“Charter and Bylaws. Pursuant to the terms of the Executed EMC Merger Agreement, at the effective time of the Merger (the ‘Effective Time’), the restated certificate of incorporation of Data Domain will be amended and restated in its entirety to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time (except that Article I of the amended certificate of incorporation shall read as follows: ‘The name of the Corporation is Data Domain, Inc.’). Also at the Effective Time, the amended and restated bylaws of Data Domain will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that such bylaws will be amended to reflect that the name of the surviving corporation will be Data Domain, Inc.

“Conversion of Shares. Pursuant to the terms of the Executed EMC Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Data Domain, owned by EMC, Purchaser or any wholly-owned subsidiary of EMC or Data Domain, or held by stockholders who properly demand and perfect appraisal rights under Delaware Law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive the consideration to be paid in the Merger, which consideration shall equal the Offer price, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. At the Effective Time, each Share held in the treasury of Data Domain and each Share owned by EMC, Purchaser or any wholly-owned subsidiary of EMC or Data Domain will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

“Termination of the Executed EMC Merger Agreement. The Executed EMC Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of the Executed EMC Merger Agreement by the stockholders of Data Domain:

“(a) by mutual written consent of EMC and Data Domain;

“(b) by either EMC or Data Domain if:

“(i) the date Purchaser first purchases the Shares pursuant to the Offer (the ‘Purchase Time’) has not occurred prior to 11:59 p.m. (California time) on the Termination Date; provided, however, that, if the conditions to the Offer set forth in clauses (i) or (ii) of Section 14 – ‘Conditions of the Offer’ prior to the Expiration Date, but all other conditions would be satisfied if the Purchase Time were to occur on such date, then the Termination Date shall be extended to March 30, 2010, provided, however that the right to terminate the Executed EMC Merger Agreement pursuant to this paragraph (b)(i) shall not be available to any party whose action or failure to take any action has been the cause of, or resulted in, any of the conditions to the Merger having failed to be satisfied on or before the Termination Date;

“(ii) at any time prior to the Purchase Time, any Governmental Authority of competent jurisdiction (A) shall have enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect at the time of such termination and renders the Merger illegal in the United States or any state thereof, or (B) shall have issued or granted any final, non-appealable Order (as defined in the Executed EMC Merger Agreement) that is in effect and has the effect of making the consummation of the Merger illegal in the United States or any state thereof, or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States or any state thereof; or

“(iii) the Offer shall have expired in accordance with its terms without the Purchase Time having occurred;

“(c) by Data Domain, provided that Data Domain is not then in material breach of any covenant or agreement of Data Domain in the Executed EMC Merger Agreement and prior to the Purchase Time, if EMC has breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Executed EMC Merger Agreement and if such breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to EMC of such breach;

“(d) by EMC, provided that EMC is not then in material breach of any covenant or agreement of EMC in the Executed EMC Merger Agreement and prior to the Purchase Time, if Data Domain has breached or failed to perform in any respect any of its representations, warranties, covenants or agreements contained in the Executed EMC Merger Agreement causing a condition to the Offer not to be satisfied and if such breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to Data Domain of such breach;

“(e) by EMC, prior to the Purchase Time, in the event that:

“(i) the Data Domain Board or any committee thereof shall have effected a change in recommendation, for any reason, with respect to the Executed EMC Merger Agreement;

“(ii) Data Domain fails to include the Data Domain Board’s recommendation of the Executed EMC Merger Agreement in the Solicitation/Recommendation filed on Data Domain’s Schedule 14d-9 or any amendment thereto;

“(iii) a tender or exchange offer is commenced by a third party, and Data Domain fails to issue, within 10 days, a public statement reaffirming the Data Domain Board’s recommendation of the Executed EMC Merger Agreement and recommending that stockholders reject the tender or exchange offer, or after 10 days, issues a press release that fails to reaffirm the Data Domain Board’s recommendation of the Executed EMC Merger Agreement and recommends that stockholders reject the tender or exchange offer; or

“(iv) Data Domain fails to issue a public statement reaffirming the Data Domain Board’s recommendation of the Executed EMC Merger Agreement within 10 days of EMC’s request in writing that such recommendation be reaffirmed;

“(f) by Data Domain, prior to the Purchase Time, if all of the following occur:

“(i) Data Domain receives an Acquisition Proposal (as that term is defined below) in writing and the Data Domain Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal (as that term is defined below);

“(ii) the Data Domain Board determines in good faith (after consultation with its financial advisor and its outside legal counsel) that, in light of such Superior Proposal, the failure to terminate the Executed EMC Merger Agreement is reasonably likely to be a breach of its fiduciary duties to Data Domain stockholders under Delaware Law;

“(iii) the Data Domain Board gives EMC prompt written notice of the identity of the person making such Superior Proposal and all of its material terms and conditions; and

“(iv) concurrently with the termination of the Executed EMC Merger Agreement, Data Domain enters into a definitive agreement for the Superior Proposal.

“The Executed EMC Merger Agreement defines the term ‘Acquisition Proposal’ as any indication of interest, offer or proposal relating to an Acquisition Transaction from any person other than parent or any of its affiliates.

“The Executed EMC Merger Agreement defines the term ‘Acquisition Transaction’ as any transaction or series of related transactions (other than a transaction with EMC or any of its affiliates) involving: (i) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) from Data Domain of 15% or more of the total outstanding equity interests in or voting securities of Data Domain, or any tender offer or exchange offer that, if consummated, would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding equity interests in or voting securities of Data Domain; (ii) any direct or indirect purchase or other acquisition of 50% or more of any class of equity or other voting securities of one or more direct or indirect subsidiaries of Data Domain, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving Data Domain or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve-month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole, pursuant to which the stockholders of Data Domain (as a group) or such Subsidiary or subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in or voting securities of the surviving or resulting entity of such transaction; (iv) any direct or indirect sale, transfer or disposition of assets (other than in the ordinary course of business) of Data Domain or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole; or (v) any combination of the foregoing transactions that results in one of the effects referenced in clause (i) or (ii) above.

“The Executed EMC Merger Agreement defines the term ‘Superior Proposal’ as any offer or proposal (that has not been withdrawn) for a transaction or a series of related transactions providing for the acquisition of all of the outstanding voting securities of Data Domain which the Data Domain Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) is more favorable to Data Domain’s stockholders (in their capacity as such) than the Offer, the Merger and the other transactions contemplated by the Executed EMC Merger Agreement, in each case taking into consideration, in addition to any other factors determined by the Data Domain Board to be relevant, (i) all financial considerations relevant thereto, including conditions in the financial and credit markets, (ii) the identity of the person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such person(s) and sources of financing in connection with the consummation or failure to consummate similar transactions, (iii) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, (iv) the other terms and conditions of such offer or proposal and the implications thereof on Data Domain, including relevant legal, regulatory and other aspects of such offer or proposal deemed relevant by the Data Domain Board, and (v) any proposal made by EMC in connection therewith or response thereto.

“Fees and Expenses; Termination Fee. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Executed EMC Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. The Executed EMC Merger Agreement does not contain a termination fee.

“The Executed EMC Merger Agreement provides that if the Offer shall have expired in accordance with its terms without the Purchase Time having occurred and at the time of the expiration of the Offer the Minimum Tender Condition had not been satisfied, Data Domain shall pay to EMC all of EMC’s out-of-pocket fees and expenses (including legal and other third party advisors fees and expenses) incurred by EMC and its affiliates on or prior to the valid termination of the Executed EMC Merger Agreement in connection with the transactions contemplated by the Executed EMC Merger Agreement, but in no event more than $3,000,000.

“Approval of Compensation Actions. The Executed EMC Merger Agreement provides that all compensation arrangements that Data Domain or any of it subsidiaries make prior to the Expiration Date, including any payments that made and any benefits granted according to employment compensation, severance and other employee benefit plans of Data Domain and its subsidiaries, (a) be paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing (and matters incidental thereto) and (b) not be calculated based on the number of Shares tendered or to be tendered into the Offer. Moreover, Data Domain (acting through the compensation committee of the Data Domain Board) shall take such steps as may be required so that, prior to the Expiration Date: (i) the adoption, approval, amendment or modification of each such arrangement be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of Data Domain in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto and (ii) the ‘safe harbor’ provided pursuant to Rule 14d-10(d)(2)

under the Exchange Act be otherwise applicable thereto as a result of the taking prior to the Expiration Date all necessary actions by the Data Domain Board, the compensation committee of the Data Domain Board or its independent directors.

“Conduct of Business by Data Domain. The Executed EMC Merger Agreement obligates Data Domain, from the date of execution of the Executed EMC Merger Agreement to the earlier of the time when designees of EMC first constitute at least a majority of the Data Domain Board and the Effective Time, to carry on its business in the ordinary course in all material respects in substantially the same manner as previously conducted and in material compliance with all applicable Laws, use commercially reasonable efforts, consistent with its past practice and policies, to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings. The Executed EMC Merger Agreement also contains specific restrictive covenants as to certain activities of Data Domain prior to the Effective Time which provide that Data Domain not, and that it cause its subsidiaries to not, take certain actions without the prior written consent of EMC including, among other things and subject to certain exceptions, amending its certificate of incorporation or bylaws, issuing or selling its securities or granting options, declaring or paying any dividends, reclassifying or redeeming its securities, proposing or adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Data Domain or its subsidiaries, incurring or guaranteeing indebtedness for borrowed money, making acquisitions or investments or forming joint ventures, entering into or amending any employment, severance or similar agreements, increasing or decreasing compensation, paying any bonus or similar compensation, forgiving any loans to any employees, officers or directors, making any deposits or contributions of cash or other property to, or take any other action to fund, or in any other way secure the payment of compensation or benefits under the employee plans, acquiring, leasing or licensing property or assets in excess of $5,000,000 in the aggregate per fiscal quarter or selling, leasing, licensing or disposing of any property or assets with a net book value in excess of $100,000 in any individual transaction, entering into, extending or amending any collective bargaining agreement, changing accounting principles or practices, making or changing tax elections that would be reasonably expected to adversely affect tax liability, settling any material tax liability, entering into or amending certain intellectual property agreements, granting or divesting certain intellectual property rights, making or authorizing capital expenditures, settling litigation or claims, revaluing property or assets, entering into, amending or terminating material contracts, entering into or amending any lease or sublease with a term in excess of six months, or agreeing to take any of the foregoing actions. In addition, Data Domain has agreed not to commence any action which would materially impair Data Domain’s ability to consummate the transactions contemplated by the Executed EMC Merger Agreement or materially delay the consummation of the Offer or the Merger and the other transactions contemplated by the Executed EMC Merger Agreement.

“Board of Directors. The Executed EMC Merger Agreement provides that promptly upon the purchase by Purchaser of at least a majority of the Shares pursuant to the Offer, Purchaser may designate such number of directors on the Data Domain Board, rounded up to the next whole number, as would give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Data Domain Board equal to the product of: (a) the total number of directors on the Data Domain Board (after giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that such number of Shares so purchased bears to the total number of Shares outstanding. Under the Executed EMC Merger Agreement, subject to applicable law, Data Domain shall take all action requested by EMC necessary to effect any such election or appointment, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Data Domain shall make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to Data Domain on a timely basis all information required to be included in the Information Statement with respect to Purchaser’s designees). In connection with the foregoing, Data Domain shall promptly, at the option of Purchaser, either increase the size of the Data Domain Board or use its reasonable best efforts to obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected or appointed to the Data Domain

Board as provided above. Data Domain shall also use its reasonable best efforts to cause Purchaser’s designees to be proportionately represented on each committee of the Data Domain Board.

“In the event that, as contemplated by the Executed EMC Merger Agreement, Parent’s designees are elected or appointed to the Data Domain Board, until the Effective Time, (i) the Data Domain Board shall have the least such number of directors as may be required by NASDAQ rules or federal securities laws who are considered independent directors within the meaning of such rules and laws (‘Independent Directors’) and (ii) each committee of the Data Domain Board that is required) or a majority of which is required by NASDAQ rules or federal securities laws to be composed solely of Independent Directors shall be so composed.

“Following the election or appointment of Purchaser’s designees as described above, until the Effective Time, the concurrence of a majority of the Independent Directors is required for any (i) amendment to the Executed EMC Merger Agreement, (ii) termination of the Executed EMC Merger Agreement by Data Domain, (iii) extension by Data Domain of the time for the performance of any of the obligations of EMC or Purchaser under the Executed EMC Merger Agreement (except as expressly permitted under the Executed EMC Merger Agreement), (iv) waiver of compliance with any of the agreements or conditions under the Executed EMC Merger Agreement that are for the benefit of Data Domain, (v) exercise of Data Domain’s rights or remedies under the Executed EMC Merger Agreement or (vi) action to seek to enforce any obligation of EMC or Purchaser under the Executed EMC Merger Agreement.

“The Executed EMC Merger Agreement further provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the surviving corporation in the Merger until the next annual meeting of stockholders of the surviving corporation (or until their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.

“Stock Options, Restricted Stock Unit and Data Domain’s Employee Stock Purchase Plans. The Executed EMC Merger Agreement provides that at the Effective Time, EMC will assume each option (each, a ‘Data Domain Stock Option’) to purchase shares of Data Domain common stock outstanding under any Data Domain Option Plan (as defined below) immediately prior to the Effective Time, whether or not then vested or exercisable (each, an ‘Assumed Option’). In accordance with its terms and subject to the requirements of Section 422 of the Code, each Assumed Option shall (a) be converted into an option to acquire that number of shares of EMC common stock equal to the product obtained by multiplying (i) the number of shares of Data Domain common stock subject to such Data Domain Stock Option, and (ii) the Option Exchange Ratio (as defined below), rounded down to the nearest whole share of EMC common stock, and (b) have an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of Data Domain common stock subject to such Assumed Option, by (ii) the Option Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Data Domain Stock Option immediately prior to the Effective Time.

“The Executed EMC Merger Agreement provides that at the Effective Time, each award of restricted stock units (each, a ‘Data Domain Restricted Stock Unit’) outstanding under any Data Domain Option Plan that is outstanding immediately prior to the effective time shall be converted by EMC in accordance with its terms into a restricted stock unit (each, an ‘Assumed Restricted Stock Unit’) to acquire an amount equal to the product obtained by multiplying (a) the number of shares of Data Domain common stock subject to such Data Domain Restricted Stock Unit, and (b) the purchase price offered in the Offer. Each Assumed Restricted Stock Unit shall otherwise be subject to the same terms and conditions as were applicable under the respective Company Restricted Stock Unit immediately prior to the Effective Time, including, without limitation, the same vesting restrictions that were applicable to the Company Restricted Stock Unit immediately prior to the Effective Time.

“The Executed EMC Merger Agreement requires that Data Domain’s 2007 Employee Stock Purchase Plan be terminated prior to the Effective Time. Data Domain shall take all actions necessary pursuant to the terms of Data Domain’s 2007 Employee Stock Purchase Plan in order to shorten each currently ongoing offering period that extends beyond the Effective Time such that a new purchase date for such offering shall occur prior to the Effective Time.

“The Executed EMC Merger Agreement defines the terms ‘Data Domain Option Plan’ as Data Domain’s 2002 Stock Plan and 2007 Equity Incentive Plan and ‘Option Exchange Ratio’ as the quotient obtained by dividing (i) the purchaser price offered in the Offer, by (ii) the average of the closing sales prices for EMC common stock, rounded to the nearest one-hundredth of a cent, on the New York Stock Exchange for the 10 most recent consecutive trading days ending on the third trading day immediately prior to the date on which the Effective Time occurs.

“Indemnification; Insurance. In the Executed EMC Merger Agreement, EMC shall cause the surviving corporation in the Merger, and its subsidiaries, to honor and fulfill in all respects the obligations of Data Domain and its subsidiaries under (i) the certificate of incorporation and bylaws (or other similar organizational documents) of Data Domain and its subsidiaries as in effect on the date of execution of the Executed EMC Merger Agreement and (ii) any and all agreements for indemnification, exculpation of liability and/or advancement of expenses in effect as of the date of execution of the Executed EMC Merger Agreement between Data Domain or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Data Domain or any of its subsidiaries prior to the Effective Time. In addition, for a period of six years following the Effective Time, the surviving corporation of the Merger shall (and EMC shall cause the surviving corporation to) cause the organization documents of the surviving corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation from liability and the advancement of expenses that are at least as favorable as the indemnification, exculpation from liability and advancement of expense provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of Data Domain and its subsidiaries as of the date of execution of the Executed EMC Merger Agreement, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable Law or order.

“EMC shall, or shall cause Data Domain to, maintain in effect for six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by Data Domain and its subsidiaries on the date of execution of the Executed EMC Merger Agreement (provided that EMC may substitute therefor policies having at least the same coverage and amounts thereof and containing material terms and conditions that are no less advantageous to the persons currently covered by such policies as the insured) for acts or omissions occurring at or prior to the Effective Time to the extent that such liability insurance can be maintained annually at a cost to EMC not greater than 200% of the current annual premium for the current Data Domain directors’ and officers’ liability insurance; provided, however , that if such insurance cannot be so maintained or obtained at such cost, EMC will maintain or obtain as much of such insurance as can be so maintained or obtained at a cost not exceeding 200% of the current annual premium of Data Domain for such insurance.

“Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Executed EMC Merger Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by the Executed EMC Merger Agreement, including: (a) using its reasonable best efforts to cause the conditions to the Offer and the conditions to the Merger to be satisfied or fulfilled; (b) using its reasonable best efforts to obtain all necessary or appropriate consents, approvals or waivers from third parties and to provide all necessary notices; (c) making all necessary registrations, declarations and filings with Governmental Authorities in connection with the Executed EMC Merger Agreement and the consummation of the transactions contemplated thereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Authorities in contention with the Executed EMC Merger Agreement and the consummation of the transactions contemplated thereby; (d) executing and delivering any additional mutually acceptable instruments mutually deemed necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Executed EMC Merger Agreement; and (e) assisting the other parties with respect to the matters referenced in clauses (c) and (d) of this paragraph.

“Notwithstanding the foregoing, the Executed EMC Merger Agreement does not require EMC or Data Domain or any subsidiary thereof to (i) litigate or otherwise contest any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by the Executed EMC Merger Agreement or (ii) agree to any divesture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

“Takeover Laws. The Executed EMC Merger Agreement provides that in the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to the Executed EMC Merger Agreement or any of the transactions contemplated by the Executed EMC Merger Agreement, each of Data Domain and EMC, at the direction of their respective boards of directors, shall use its reasonable best efforts to provide that the transactions contemplated by the Executed EMC Merger Agreement may be consummated as promptly as practicable on the terms and subject to the provisions set forth in the Executed EMC Merger Agreement, and otherwise to minimize the effect of any such statute or regulation on the Executed EMC Merger Agreement and the transactions contemplated by the Executed EMC Merger Agreement.

“Amendment. The Executed EMC Merger Agreement provides that it may be amended by the parties at any time, provided, however, that (a) after Purchaser purchases Shares pursuant to the Offer, no amendment may be made that decreases the consideration received as a result of the Merger and (b) in the event that the Executed EMC Merger Agreement is adopted by Data Domain’s stockholders in accordance with Delaware Law, no amendment shall be made to the Executed EMC Merger Agreement that requires the approval of Data Domain’s stockholders under Delaware Law without such approval.

“Termination of the NetApp Merger Agreement. The Executed EMC Merger Agreement contains a covenant that concurrently with execution of the Executed EMC Merger Agreement, Data Domain will terminate the NetApp Merger Agreement.”

The first sentence of the first paragraph in “Statutory Requirements; Approval of the Merger” in Section 12 – “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Under Delaware Law, a merger of Data Domain would require the approval of the Data Domain Board and the holders of a majority of the outstanding Shares.”

The fourth, fifth, sixth, seventh and eighth paragraphs in “Statutory Requirements; Approval of the Merger” in Section 12 – “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights” of the Offer to Purchase are hereby deleted in their entirety and replaced with the following:

“Data Domain has represented to us in the Executed EMC Merger Agreement that the Data Domain Board (at a meeting or meetings duly called and held) has approved, for purposes of Section 203 of the Delaware Law, the Executed EMC Merger Agreement and the transactions contemplated by the Executed EMC Merger Agreement, including the Offer and the Merger. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Executed EMC Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Executed EMC Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 – ‘Conditions of the Offer’.”

Section 13 – “Dividends and Distributions” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“The Executed EMC Merger Agreement provides that from the date of execution of the Executed EMC Merger Agreement to the Effective Time, Data Domain shall not, and shall not permit any of its subsidiaries to, with the consent of EMC, other than dividends or distributions made by any direct or indirect wholly-owned subsidiary of Data Domain to Data Domain or one of its subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock. See Section 11 – ‘Background of the Offer; The Executed EMC Merger Agreement; Contacts with Data Domain’ – ‘The Executed EMC Merger Agreement’.”

The final paragraph in Section 14 – “Conditions of the Offer” of the Offer to Purchase is hereby deleted in its entirety.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(1)(xviii) Text of press release issued by EMC dated July 8, 2009

“(d)(1)(iii) Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain delivered to Data Domain, dated July 8, 2009 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Data Domain with the Securities and Exchange Commission on July 8, 2009)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2009

EMC CORPORATION

By:	/S/ PAUL T. DACIER
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel

ENVOY MERGER CORPORATION

By:	/S/ PAUL T. DACIER
Name:	Paul T. Dacier
Title:	President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated June 2, 2009 *

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(vi)	Form of summary advertisement dated June 2, 2009 *

(a)(1)(vii)	Text of press release issued by EMC dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009) *

(a)(1)(viii)	Slide Presentation dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on June 2, 2009) *

(a)(1)(ix)	Transcript of conference call held on June 1, 2009 *

(a)(1)(x)	Text of press release issued by EMC dated June 3, 2009 *

(a)(1)(xi)	Open letter to Data Domain employees, as published on June 9, 2009 *

(a)(1)(xii)	Text of press release issued by EMC dated June 15, 2009 *

(a)(1)(xiv)	Text of press release issued by EMC dated June 17, 2009 *

(a)(1)(xv)	Text of press release issued by EMC dated June 26, 2009 *

(a)(1)(xvi)	Text of press release issued by EMC dated July 6, 2009 *

(a)(1)(xvii)	Preliminary Proxy Statement on Schedule 14A of EMC and Purchaser (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by EMC and Purchaser with the Securities and Exchange Commission on July 6, 2009) *

(a)(1)(xviii)	Text of press release issued by EMC dated July 8, 2009

(b)	Not applicable

(c)	Not applicable

(d)(1)(i)	Form of Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009) *

(d)(1)(ii)	Proposed Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain delivered to Data Domain on July 6, 2009 *

(d)(1)(iii)	Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain delivered to Data Domain, dated July 8, 2009 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Data Domain with the Securities and Exchange Commission on July 8, 2009) *

(g)	Not applicable

(h)	Not applicable

*	Previously filed